Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated January 13, 2015

Supplementing the Preliminary Prospectus Supplement, dated January 13, 2015

Registration No. 333-201463

HCA Inc.

$1,000,000,000 5.375% Senior Notes due 2025

Pricing Supplement

Pricing Supplement dated January 13, 2015 to HCA Inc.’s Preliminary Prospectus Supplement dated January 13, 2015. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change in Offering Size

The total size of the offering of the notes has been increased from $750,000,000 to $1,000,000,000. The net proceeds received from the increase of $250,000,000 will be used to increase the amount of cash to the balance sheet to be used for general corporate purposes as set forth under “Use of Proceeds” in the Preliminary Prospectus Supplement. As a result of the increase, total capitalization will increase by the net amount of the increased debt, as set forth under “Capitalization” in the Preliminary Prospectus Supplement. Other corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

5.375% Senior Notes due 2025

Issuer	HCA Inc.

Aggregate Principal Amount	$1,000,000,000, which represents a $250,000,000 increase from the Preliminary Prospectus Supplement

Title of Security	5.375% Senior Notes due 2025

Maturity	February 1, 2025

Spread to Treasury	348 basis points

Benchmark Treasury	UST 2.25% due November 15, 2024

Coupon	5.375%

Public Offering Price	100.000% plus accrued interest, if any, from January 16, 2015

Yield to Maturity	5.375%

Interest Payment Dates	February 1 and August 1 of each year, beginning on August 1, 2015

Record Dates	January 15 and July 15 of each year

Gross Proceeds	$1,000,000,000

Net Proceeds to Issuer before Expenses	$990,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 BR9 ISIN: US404119BR91

Optional Redemption (Make Whole Call)

The notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

    (i)  100% of the aggregate principal amount of the notes to be redeemed, and

    (ii)  an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	January 13, 2015

Settlement Date:	January 16, 2015 (T+3)

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $989 million.

We intend to use the net proceeds of this offering to repay at maturity our $750 million aggregate principal amount outstanding of existing 6.375% Senior Notes due 2015 and for general corporate purposes. Pending receipt of the proceeds of this offering, we may temporarily borrow any necessary amounts under our revolving credit facilities.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-201463)

Joint Book-Running Managers

Wells Fargo Securities, LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Co-Managers	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by calling Wells Fargo Securities, LLC at the following number: (800) 326-5897 or by e-mailing a request to: cmclientsupport@wellsfargo.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.